Securian Financial Group, Inc.
400 Robert Street North
St. Paul, MN 55101-2098
www.securian.com
651.665.3500

                                                                 [LOGO]
                                                                SECURIAN





April 17, 2008

Mr. Craig Ruckman
Office of Insurance Products
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4644


Re: File Number 811-8830 - - Response to Comments of the Securities and Exchange Commission Staff

                                                Via Facsimile to 202-772-9285

Dear Mr. Ruckman:

I am responding to the Staff?s comments on file number 811-8830 for the Minnesota Life Variable Universal Life Account. In addition to your comments, this memorandum addresses the Staff?s comments on file number 811-21859 (each hereinafter referred to as a ?File? or collectively the ?Files?) for our Securian Life Variable Universal Life Account, which is the product we use in the State of New York. We desire to keep these two contracts as consistent as possible. Each response indicates the textual change(s) made and, where applicable, I have attached the revised pages noting any required revisions.

   . A general comment was raised as to whether any of the underlying variable investment options is a ?fund of funds.?

      Response: We hereby confirm that neither of the Files has a fund of funds investment option.

   . A comment was made regarding the contract name on the first page being the same as the EDGAR identification.

      Response: We hereby confirm that the contact name of each of the Files is the same as its EDGAR identifier and will remain the same.




Securian Financial Group provides financial security for individuals and businesses through its subsidiaries including Minnesota Life Insurance Company, Advantus Capital Management, Securian Financial Services and Securian Trust Company.

Mr. Ruckman
SEC Response File 811-8830
Page 2

   . A request was made to clarify whether there are any types of guarantees or support agreements that the registrant may have in place with any third parties.

      Response: We hereby confirm that neither File is subject to any third-party guarantees, except for standard reinsurance arrangements.

   . The Staff raised a comment about the holding of certificate premiums that would otherwise cause a certificate to become a modified endowment contract (?MEC?) until the end of the year.

      Response: We hereby confirm that this is our administrative practice, used in order to provide the certificate owner ample opportunity to make the choice to become a MEC, while not allowing an inadvertent MEC status.

   . The Staff would like the face sheet of the Files to be revised to delete the phrase ?the group policy, the certificate and?.

      Response: The face sheet of the Files has been revised to delete the phrase ?the group policy, the certificate and? (see the attached revision marked copy).

   . The Staff would like the paragraph in the section entitled ?Risks of owning a variable universal life insurance certificate? to more fully disclose why a certificate is not suitable as a short-term investment vehicle.

      Response: We have revised the paragraph in the section entitled ?Risks of owning a variable universal life insurance certificate? to more fully disclose why a certificate is not suitable as a short-term investment vehicle (see the attached revision marked copy on page 2).

   . The Staff would like the ?Transaction Fees? table of each File to state the OBRA expense charge footnote in plain English.

      Response: We have revised the ?Transaction Fees? table of each File to state the OBRA expense charge footnote in plain English (see the attached revision marked copy on page 9).

   . The Staff would like the ?Periodic Charges Other Than Fund Operating Expenses? table of each File to refer to the ?net amount at risk? for certain charges and a footnote added to disclose the maximum cost of insurance from and after January 1, 2009.



Mr. Ruckman
SEC Response File 811-8830
Page 3


      Response: We have revised the ?Periodic Charges Other Than Fund Operating Expenses? table of each File to refer to the ?net amount at risk? for certain charges and added a footnote to disclose the maximum cost of insurance from and after January 1, 2009 (see the attached revision marked copy on page 8).

   . The Staff would like the ?Range of Annual Portfolio Operating Expenses? table of each File to include a disclosure relative to market timing activity, frequent trading, and redemption fees. The Staff would also like confirmation that the ?Range of Annual Portfolio Operating Expenses? table for each File accounts for all operating expenses as reported to us by the underlying mutual funds.

   . Response: We have revised the ?Range of Annual Portfolio Operating Expenses? table of each File to include a disclosure relative to market timing activity, frequent trading, and redemption fees (see the attached revision marked copy on page 9). We also hereby confirm that the ?Range of Annual Portfolio Operating Expenses? table for each File accounts for all operating expenses, in the presentation of the range of such expenses, as reported to us by the underlying mutual funds.

   . The Staff would like the cost of insurance sub-section of the ?Account value charges? section of each File to be revised to include a disclosure relative to contracts issued from and after January 1, 2009.

      Response: The cost of insurance sub-section of the ?Account value charges? section of each File has been revised to include a disclosure relative to contracts issued from and after January 1, 2009 (see the attached revision marked copy on page 17).

   . The Staff would like the ?Free look? section of each File to be revised to reflect the return of the greater of premiums paid or the net cash value of a certificate.

      Response: The ?Free look? section of each File has been revised to reflect that return of the greater of premiums paid or the net cash value of a certificate (see the attached revision marked copy on page
      19).

   . The Staff would like the ?Conversion right to an individual policy? section of each File to be revised to make it clear that the owner may choose any death benefit option allowed for by the policy offered for conversion purposes.

      Response: The ?Conversion right to an individual policy? section of each File has been revised to make it clear that the owner may choose any death benefit option allowed for by the policy offered for conversion purposes (see the attached revision marked copy on page 20).



Mr. Ruckman
SEC Response File 811-8830
Page 4


   . The Staff would like a cross reference to the Statement of Additional Information to be added to the section entitled ?Option B ? increasing death benefit.?

      Response: A cross reference to the Statement of Additional Information has been added to the section entitled ?Option B ? increasing death benefit? (see the attached revision marked copy on page 23).

   . The Staff would like a cross reference to the Statement of Additional Information to be added to the section entitled ?Determination of the Guaranteed Account Value.?

      Response: A cross reference to the Statement of Additional Information has been added to the section entitled ?Determination of the Guaranteed Account Value? (see the attached revision marked copy on page 25).

   . The Staff would like the ?Market Timing? section of each File to be revised to reflect that transfer privileges may be affected by the acts of the owner or other certificate owners and that we have entered into information sharing agreements with the underlying mutual funds.

      Response: The ?Market Timing? section of each File has been revised to reflect that transfer privileges may be affected by the acts of the owner or other certificate owners and that we have entered into information sharing agreements with the underlying mutual funds (see the attached revision marked copy on page 28).

   . The Staff inquired as to the minimum number of votes required for a quorum under the ?Voting rights? section of the Files.

      Response: In response to the Staff?s comment about the minimum number of votes required for a quorum under the ?Voting rights? section of the Files, we would rely on the underlying mutual fund proxy materials to describe their fund?s particular quorum requirements at the time of a proxy solicitation.

   . Finally, we hereby confirm for the Staff that the changes indicated in this letter and the accompanying revision marked pages will all be included in the other two prospectuses filed under File number 811-8830.



Mr. Ruckman
SEC Response File 811-8830
Page 5



Thank you very much for your assistance on this matter. I look forward to hearing from you shortly.

Sincerely,

/s/Ted Schmelzle

Ted Schmelzle
Counsel
651-665-3930
theodore.schmelzle@securian.com


enc.